10/18

04045730

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME ConSpace Communications Ltd

*CURRENT ADDRESS

PROCESSED
NOV 01 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3378 FISCAL YEAR 6-30-04

• *Complete for initial submissions only* •• *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 10/26/04

82-3378

Province of British Columbia
British Columbia Securities Commission

AR/S
6-30-04

FORM 51-901F

QUARTER and ANNUAL REPORT

ISSUER DETAILS	ISSUER TELEPHONE NO.	FOR QUARTER ENDED	DATE OF REPORT
CON-SPACE COMMUNICATIONS LTD. website: www.con-space.com	(604) 244-9323	June 30, 2004	September 28, 2004

ISSUER'S ADDRESS	PROVINCE	POSTAL CODE
505 - 5600 Parkwood Way, Richmond	British Columbia	V6V 2M2

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.:
Gloria J. Gordon ggordon@con-space.com	Controller	(604) 244-9323

CERTFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATED SIGNED
Terence A Ibbetson	Terence A Ibbetson	September 28, 2004
James L Swanson	James L. Swanson	September 28, 2004

CON-SPACE
COMMUNICATIONS LTD.

Safety in Communication®

FINANCIAL INFORMATION AND SUPPORT DISCUSSION FOR CON-SPACE'S FORTH QUARTER ENDED JUNE 30, 2004

SCHEDULE A - FINANCIAL STATEMENTS

Attached are the following Financial Statements, prepared in accordance with GAAP (Generally Accepted Accounting Principles) in accordance with section 1751 of the CICA Handbook, and with their comparisons to the equivalent prior periods and included is the:

- Balance Sheet
- Income Statement
- Cash Flow Statement
- Statement of Retained Earnings
- And the Notes to the Financial Statements

SCHEDULE B – SUPPLEMENTARY INFORMATION

Included herein or within the Notes to the Financial Statements are various items relating to the business including:

- A breakdown of major expenditures such as:
  - General and Administrative Expenses
- A Statement of Aggregate Expenditures made to parties not at arm's length:
  - CON-SPACE Communications Ltd. has made payments to Ridel Investments Ltd., a Company controlled by two directors, of $240,000;
- A breakdown of Cost of Inventory and Cost of Goods Sold of $2,930,775:

	Period Ended June 30, 2004 $	Period Ended June 30, 2003 $
Beginning Inventory	685,017	514,227
Purchase, Parts & Supplies	2,286,731	1,909,156
Direct Labour & Overhead	512,484	469,431
TOTAL INVENTORY	3,484,232	2,892,814
Less Ending Inventory	851,964	685,017
Cost of Goods Sold	2,632,268	2,207,797
Commission	298,507	261,191
Cost of Goods Sold and Commission	2,930,775	2,468,988

1. Analysis of expenses and deferred costs – See Schedule C and Financial Statements

2. Related party transactions – See Schedule C and Financial Statements (Note 8)

3. Summary of Securities issued and options granted during the period

   a) Securities issued – See Schedule C and Financial Statements (Note 7)

   b) Options granted – See Schedule C and Financial Statements (Note 7). Options outstanding end of period:

Name	Number	Expiration date
Nil	Nil	N/A
	Nil	

4. a) Description of authorized share capital – See Financial Statements (Note 7)

   b) Number and recorded value for shares issued and outstanding – See Financial Statements (Note 7)

   c) Description of options and warrants – See Financial Statements (Note 7)

   d) Number of shares subject to escrow – See Financial Statements (Note 7)

5. List of Directors:

   Terence A. Ibbetson
   James L. Swanson
   Vincent L. Ready
   Eric J. Harris
   Gordon E. Cook (appointed after June 30, 2004)

6. List of Officers

   Gloria J. Gordon, Controller
   Terence A. Ibbetson, President
   Rosalind C. Nishi, Administration Manager
   James L. Swanson, Chairman
   Andrew M. Ibbetson, Vice-President, General Manager UK

SCHEDULE C - MANAGEMENT DISCUSSION & ANALYSIS

1.0 This report includes information up to September 21, 2004

1.1 CON-SPACE Business

The Company, CON-SPACE Communications Ltd, a Tier 1 issuer listed on the TSX Venture Exchange (CCB on VSX-V), is engaged primarily in the development, design, manufacture and marketing of various lines of specialized industrial voice communication products. Many of its products are used in confined spaces, noisy, and hazardous work environments; while others are used to simplify and improve communication through two-way radios. Its products consist of Hardline Intercom Systems, Two-way Radio Accessory equipment and specialized noise attenuation headsets. The company maintains a detailed web site at www.con-space.com.

CON-SPACE business is conducted worldwide through internationally incorporated subsidiaries, international divisions and domestically incorporated companies and independent distributors. The immediate company consists of:

- CON-SPACE Communications Ltd – Canadian Parent Public Company
- CON-SPACE Communications Inc – Wholly owned US Subsidiary
- CON-SPACE Communications (UK) Ltd – Wholly owned UK Subsidiary
- CON-SPACE Technologies Inc – Wholly owned Canadian Subsidiary
- CON-SPACE International – Wholly owned Canadian Division

The Company is **ISO-9001:2000 Certified** and supplies its communication products to general industry, fire departments, law enforcement, rescue teams and many military organizations. All branches of the military within the United States as well as many militaries around the world are major customers of the Company.

The Company also has a growing number of OEM (Original Equipment Manufacturers) customers that have CON-SPACE products built and Private Labeled to their specifications, which they market to their customers under their own label. This expanding OEM business is part of the Company's long-term growth strategy.

All consolidated financials are reported in Canadian Currency in accordance with the Canadian “Generally Accepted Accounting Procedures”. See Notes to Consolidated Financial Statements (Note 2) in the Company’s Annual Report for a more detailed explanation. An Annual Information Form (AIF) is filed on SEDAR each year in October. See www.sedar.com or www.con-space.com.

The Company concentrates its efforts on both increasing sales and maintaining tight control on operating expenses. The net effect is a positive steady reduction of Long-Term Liabilities and an increase in Total Asset.

“Forward-looking” statements in this document involve risks and uncertainties associated with, among others, economic, industry conditions, technological development, and competition and should not be relied upon as actual results may differ materially from those projected.

2.0 Selected Annual Information - June 30, 2004

The Company Annual Sales continues to increase with further increases in profitability and earnings per share. Efforts remain in place to continue the following pattern of increasing Sales, Assets, and Earnings while paying down the Long-Term Liabilities.

2.1 Annual Financial Summary ($x1000 except for EPS and DPS)

	June 30, 2004	June 30, 2003	June 30, 2002
Net Sales	**$ 5,529,547**	$ 4,787,117	$ 3,176,903
Net Income (Loss)	**$ 698,214**	$ 779,315	$ 207,168
Net Earnings/Share	**$ 0.08**	$ 0.09	$ 0.03
Net EPS Fully Diluted	**$ 0.08**	$ 0.09	$ 0.02
Total Assets	**$ 3,023,302**	$ 2,291,991	$ 1,545,561
Long-Term Liability	**$ 87,100**	$ 272,900	$ 533,522
Dividends per Share	**$ 0.00**	$ 0.00	$ 0.00

2.2 Annual Financial Results of Operations

Fiscal 2004, ended June 30th, was a year of continued growth for CON-SPACE as all areas of the business expanded. Sales grew by 15.5 percent despite the general slump in the World Economy and the slowness of the American economy in particular. Overall assets of the Company increased by 31.9 percent while long-term debts decreased by 68.1 percent.

Total annual consolidated sales for the fiscal 2004 ended at $5,529,547 compared to $4,787,117 a 15.5% increase. Gross profits for 2004, increased by 12.1% to $2,598,772 from $2,318,129 in 2004 while total operating expenses (including depreciation) increased by 14.4% or $250,192 to $1,982,386 compared to 2004's expenses of $1,732,194.

The Company's net profit for the year ending June 30, 2004 was $698,214 or $0.08 per share, exceeding forecasted profits of $631,825 and compared to the 2003 net profit of $779,315 or $0.09 per share. During the year, the Company's weighted average issued and outstanding share base increased from 8,468,580 common shares for 2003 to 9,258,150 common shares for 2004.

New records for sales during the 2004 fiscal year were set with not only the Company's traditional business, but also with the on-going growth of OEM (Original Equipment Manufacturer), 'Private Label' business and International business.

2003 and 2004 were strong growth years for CON-SPACE and this trend is expected to continue throughout 2005 and beyond. Even though challenges of a confused economy and a declining American dollar, management feels very positive about the overall prospects for continuing growth.

Corporate insurance costs have continued to increase as a result of terrorist events that have occurred worldwide during the past few years. Insurance costs in the year ended June 30, 2004 increased to $98,990 from $53,956 for 2003. It is interesting to note that 2002 insurance costs were $22,230. The main area of increase is Liability Insurance and Director's and Officer's Insurance.

Accounting and Legal expenses increased to $37,728 in 2004 from $30,663 for 2003. This expense can be expected to continue its increase due to the new accounting and auditing requirements. Office supplies, computer, and rent expenses decreased by $8,451 in 2004 due in part to the efforts to keep expenses down inspite of increased staffing and their related costs.

Expenses did increase in marketing efforts, the cost of advertising, travel and tradeshows increased by $53,186 during 2004 over 2003.

Due to the relative strength of the Canadian dollar foreign exchange increased by a total of $32,686 over 2003.

Long-term debts declined from $272,900 at the end of 2003 to $87,100 at the end of 2004, while overall interest expense increased by $39,547 to $129,442. This increase was a result of short-term loans to support material purchasing for large orders received during the year. Time spent on Product Development increased during 2004 from $93,845 in 2003 to $130,791 in 2004.

An amount of $36,250 was spent in the preparation of documents for potential institutional investors, annual and quarterly reports, and investor relation's activities. This compares to an expense of $33,125 for 2003. Regulatory and Filing Fees relate to filing, sustaining, SEDAR and legal fees totaled $25,324 compared to $23,189 for 2003.

Salaries, wages and benefits increased during the year from $642,624 during 2003 to $779,591 in 2004. This increase resulted from additional staff, benefits, and salary increases.

2.3 Annual Major Contracts

The Company entered into a license agreement with Vital Sound, Inc. of the United States, to manufacture and distribute world wide, a new product called the "Vital Sound". Vital Sound, Inc. is the patent applicant holder for this devise and CON-SPACE did the design work on the product. Sales of this product began in April of 2002.

The company received a major order from the UK - Fire Inspectorate in January of this year for a total of CDN $976,985. This order was shipped at the customer's request during the month of March and has since been fully paid.

The private labeling OEM (Original Equipment Manufacturer) business continues to grow with over 22 companies now purchasing from CON-SPACE. A new product, "the EZ-RADIOCOM II", was designed for Tyco-Scott is now in full production and shipping to Tyco-Scott. More advanced versions of the EZ-RADIOCOM II are also under final design development for specific use by fire departments.

Other major projects with the US Navy continue to be worked on, including the use of the Company's equipment in Gas Free Environments. Eighteen pages of the Navy and Marine training documentation are dedicated to the CON-SPACE equipment and its use.

The Company continues to work with the military and to actively solicit other OEM contracts.

2.4 Annual Financing and Use of Proceeds

Employee stock options totaling $17,640 for 126,000 common shares were exercised during the year. During the year, three directors exercised the remaining balance of 250,000 outstanding options for a value of $35,000. These funds were used to increase the company's inventory and cover other operating expenditures. There were no private placements or other financing proceeds received during 2004.

2.5 Annual Investor Relations Activities

The Company management believes it is now time to begin promoting the investment opportunity the Company provides to the investment market. During fiscal 2004, the Company contracted with QIS Capital Ltd., at a cost of $2,500 per month, to assist in handling its Investor Relation activities. This arrangement was established in September of 2003. The company also uses Agora Communications for News Release preparation and distribution, as well as Precision IR services to attracting new potential shareholders. Starting after the second quarter of 2004 the company also contracted with Fundamental Research Corp to provide a complete independent financial analysis of itself that could be upgraded after the end of each quarter and published to the general public and on SEDAR. This contract is to run for a year. Total expenditure for the year on Investor relations (which also includes the publication of the Annual and Quarterly Reports and the cost of the Annual General Meeting) equaled $36,250.

2.6 Annual Related-Party Transactions

The Company entered into a management agreement dated June 30, 1991 for management services at $15,200 per month to Ridel Investments Ltd., a Company controlled by two directors. The Director's Compensation Committee approved and amended this management services agreement in July of 2003 to increase the remuneration to $20,000 per month. This agreement is subject to an annual review by the Board of Director's Compensation Committee.

There were no related party transactions other than in the normal business of selling products to different operating divisions for resale within their respective territories.

2.7 Annual Legal Proceedings, Contingent Liabilities, Defaults and Concerns with Working Capital

Management is not aware of any current or pending legal proceedings, contingent liabilities nor is it in default of any of its contractual commitments, other than as presented herein.

Working capital has improved substantially in the two last years as the result of regular business increases and major orders. Expenses, however, remain under tight control as the Company concentrates on eliminating its long-term debt.

The Company has applied for and received approval in spring of 2003 for a three-year time-release of escrow shares.

The Company has an established $500,000 line of credit with its bank.

2.8 Annual Relevant Items that may Impact the Company, Special Resolutions, Senior Management Changes, Acquisitions or Dispositions

CON-SPACE Communications Ltd. was officially granted Tier 1 status on the TSX Venture exchange in January 2003. Tier 1 represents the Exchange's premier Tier and is reserved for the Exchange's most advanced Issuers.

CON-SPACE is recognized worldwide as the leading designer and manufacturer of specialized voice communication equipment used by police, fire, rescue, government agencies, militaries, municipalities and general industry. The Company has distribution throughout North America, Great Britain, Australia, and parts of Asia, South America, and Europe. The Company also supplies many other manufacturers with Private Labeled products.

The CON-SPACE products were used to make initial contact with nine trapped miners in the Pennsylvania coalmine disaster of July 2002 and successfully contributed to their rescue. On August 28, 2004 the Company's products again contributed to the saving of a live in London, Ontario, when a worker slipped into a void and became engulfed up to his waist in the cement powder in a cement silo.

Over the years the Company has won numerous awards including:

- National Plant Engineering & Maintenance Show's New Product Showcase Winner 1993
- American Society of Mechanical Engineers' Award of Merit 1996

- The United Kingdom Safety & Health at Work Exhibition's Product Innovation Award 1996
- Canadian Airlines' Small Business International Expansion Regional Award 1996
- Brazil's International Safety Trade Show's Best Electronic Equipment 2000
- Technical Rescue Magazine's Product of the Year 2000
- Technical Rescue Magazine's Rescue Product of the Millennium 2000
- Richmond Chamber of Commerce's Outstanding Business of the Year Award 2003
- Ernst & Young's Entrepreneur of the Year Finalist 2004

Senior Management remains the same but the Company's Board of Directors has been expanded by one with the addition of Mr. Gordon E Cook in July 2004.

Various new resolutions have been passed during the last year to improve and strengthen the Company's compliance with new Corporate Governance rules and guidelines. The management believes strongly in the fair presentation of all material information to the public and regulatory authorities.

During fiscal 2000 a new Company, CON-SPACE Technologies Inc., was incorporated to take over all manufacturing as of July 1, 2000 but the actual date of start up has been postponed due an attempt to keep expenses to a minimum.

3.0 Summary of Quarterly Results – June 30, 2004

3.1 Quarterly Financial Summary ($x1000 except for EPS and DPS)

	2004				2003			
	4th	3rd	2nd	1st	4th	3rd	2nd	1st
Net Sales	**$ 1,601**	1,951	1,014	964	981	1,886	1,127	792
Net Income (Loss)	**$ 271**	360	56	11	23	459	240	57
Net Earnings/Share	**$ 0.03**	0.04	0.01	0.00	0.00	0.05	0.03	0.01
Net EPS Fully Diluted	**$ 0.03**	0.04	0.01	0.00	0.00	0.05	0.03	0.01
Total Assets	**$ 3,023**	3,301	2,291	2,221	2,292	2,666	1,768	1,648
Long-Term Liability	**$ 87**	120	153	214	273	328	418	471
Dividends per Share	**$ Nil**	Nil	Nil	Nil	Nil	Nil	Nil	Nil

3.2 Quarterly Financial Results of Operations

The Company had sales of $1,601,011 for the three-month period ended June 30, 2004 and resulted in net profits of $271,273 or $0.03 per share. This record 4th quarter revenue represents a 63.2% increase over the $981,324 reported for the same period a year ago.

A sales record was also established for annual sales ended June 30, 2004. The quarter helped set a new sales record for CON-SPACE and resulted in net profits of $698,214 or $0.08 per share.

The fourth quarter of fiscal 2004 showed continued growth closing with year-to-date sales of $5,529,547, a 15.5% increase over the $4,787,117 in sales for the previous year. In addition, the 4th quarter concluded with a backlog of roughly $350,000.

The Company has continued to invest for growth in response to continued sales growth and demand for CON-SPACE products internationally, as well as, anticipated growth and demand for the foreseeable future, the Company continues to invest in an infrastructure that will be capable of meeting and servicing such growth; while at the same time controlling discretionary operating costs.

Operating expenses (excluding depreciation) for the fourth quarter decreased by 5.5% to $524,593 compared to last year's fourth quarter of $554,832. For fiscal year ended June 30, 2004 operating expenses closed at $1,926,811 up 17.1% from $1,645,461 one year earlier.

Net profit for the fourth quarter ended June 30, 2004, closed at $271,273 or $0.03 per share, compared to last year's fourth quarter net profit of $23,564 or $0.00 per share.

The Company has continued to invest a higher portion of its profits back into the business it can be prepared to reap the greater benefits of long-term accelerating growth. As a result, CON-SPACE was able to report 8 cents per share of net profit while building anticipatory capacity with a goal towards significantly higher profits and earnings per share.

3.3 Quarter Major Expenses, Accounts Receivables, Inventory, and any unusual variances to Sales, Cost of Goods Sold, Foreign Exchange or Amortization

Corporate liability insurance costs have continued to increase during the past two years as a result of terrorist events that have occurred worldwide. Insurance costs in the quarter ended June 30, 2004 increased to $27,102 from last year's $14,670 for the same period.

Office supplies, computer, and rent expenses increased $56,096 during the fourth quarter of 2004 to $202,665. This compares to $211,116 for the previous year.

Due to increased marketing efforts, the cost of advertising, travel, and tradeshows increased $32,305 during the 4th quarter, as compared to the same period's previous year total of $46,193. This brings the YTD expense at June 30, 2004 to $202,643 as compared to $149,457 for the previous year. Of the 2004 annual advertising expenses $36,250 was spent on investor relation's activities.

Time spent on Research and Development has been increased this fiscal year. As a result, expenses have increased to a total of $130,791, for the year as compared to $93,845 for 2003. The majority of this increase represents additional staff and an increase in engineering time allocated to support new product development, combined with increased compliance and certification efforts.

Public Company Expenses related to filing, sustaining, SEDAR and legal fees for the 4th quarter increased $997 as compared to $(370) for the same quarter last year, which came about as the result of a reallocation of prior period expenses during the last quarter of 2003.

Salaries, wages and benefits increased for the quarter ending June 2004 to $234,204 as compared to $224,429 for the same period previous year; bringing YTD costs at June 30, 2004 to $779,591 as compared to $642,624 for the previous year. This increase is the result of additional staff, their related benefits, and salary increases.

3.4 Quarterly Economic Factors Affecting Company

The Company continues to deal with the effects of a declining American Dollar that has the effect of reducing reportable sales as most of the Company's sales are in US dollars. The Company reacted appropriately and put into effect a price increase at the beginning of December 2003. It is expected that a further increase may occur as of January 1, 2005. To date there has been no negative reaction to the price increase.

3.5 Quarterly Major Contracts Obtained or Cancelled

The private labeling OEM business continues to grow with the increasing supply of products for customers like Tyco-Scott and their new "EZ-RADIOCOM II" which was designed by the Company specifically for Tyco-Scott.

During the year, David Clark Co., became a new OEM customer. The Company now manufactures "Private Labeled" products for 22 different manufacturers.

Other Major projects with various Militaries and Government agencies police forces and fire departments continue to be worked on by the CON-SPACE team.

3.6 Quarterly Financing and Use of Proceeds

Employee stock options for $6,580 or 47,000 shares were exercised in the 4th quarter. Directors also exercised their remaining options totaling $28,000 for 200,000 shares. As of the date of this document no further options remain outstanding.

Funds raised were added to the regular working capital of the Company for use in R&D, inventory increases and product promotional activities.

On July 14, 2003, 530,000 common shares held in escrow were released from escrow as were a further 397,500 on January 8, 2004, and 397,500 on July 8, 2004. The next scheduled release will be on January 8, 2005.

3.7 Quarterly Investor Relations Activities

In September of 2003 the Company contracted with Quinton Investment Services Corp., www.qiscapital.com, of Kamloops, B.C., at a cost of $2,500 per month, to assist in handling its Investor Relation activities. This replaces the agreement formerly held with Canadian Nexus Ventures Ltd., established in February 2003 at a rate of $4,000 per month.

The Company also uses the services of Agora.com at www.agoracom.com for writing and disseminating its news releases at a cost of $900.00 per month during the 3rd Quarter and $1,250.00 per month for the 4th Quarter of 2004. Agora also hosts a Bullboard on CON-SPACE as does Stockhouse.

The Company also uses Precision IR, an Annual Report Service, to widen its distribution of the Annual Report and to attract the attention of potential investors. The cost of this service varies depending on the number of inquiries received.

As the Management of the Company feel it is extremely important to provide its shareholders, investment institutions, and the general investing public a complete and unbiased evaluation of the Company it has also contracted with Fundamental Research Corp. to provide an initial evaluation and 4 following quarterly evaluations on the Company and its business.

Finally, News Releases are regularly e-mailed to every requesting party. Management feels it is important to get its story out to the investing public.

3.8 Quarterly Related Party Transactions

The Company entered into a management agreement dated June 30, 1991 for management services at $15,200 per month to Ridel Investments Ltd., a Company controlled by two directors. This agreement was amended to $17,500 per month effective July 1, 2003 and to $20,000 per month effective January 1, 2004.

There were no related party transactions other than in the normal business of selling products to different operating divisions for resale within their respective territories.

3.9 Quarterly Legal Proceedings, Contingent Liabilities, Defaults and concerns with Working Capital

Management is not aware of any current or pending legal proceedings, contingent liabilities nor is it in default of any of its contractual commitments, other than as presented herein.

Working capital has improved substantially in the last year as the effects of major orders concluded during the year and the respective accounts receivable have been collected. However, expenses, though increasing still remain under tight control as the Company continues increased research and development, growth of manufacturing staff and sales promotional activities.

The Company increased its line of credit to $500,000 with its bank and arranged for the availability of an additional $200,000 for major order manufacturing.

3.10 Quarterly Other Relevant Items that may impact the Company, Special Resolutions, Senior Management Changes, Acquisitions or Dispositions

The management of the Company believes in and follows the intent of the new multi-lateral continuous disclosure requirements. As such, new procedures for the Board of Directors, Continuous Disclosure, Audit Committee, and the Compensation Committee have been or are being written and passed into policy.

These items are expected to be completed prior to the next Annual General Meeting scheduled for November 2004.

In a further attempt to meet the new requirements this document is in the process of alteration to comply with the new MD & A guidelines.

4.0 Items Subsequent to the Period Close

4.1 An additional 397,500 shares were released from escrow on July 8, 2004.

4.2 Appointment in July 2004 of Gordon E. Cook, CA to the Board of Directors.

4.3 10,000 Warrants exercised at $0.45 on August 31, 2004 for a total of $4,500.

SCHEDULE A - FINANCIAL STATEMENTS

CON-SPACE COMMUNICATIONS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2004 AND 2003

(IN CANADIAN DOLLARS)

CON-SPACE COMMUNICATIONS LTD.

CONSOLIDATED BALANCE SHEETS - JUNE 30, 2004 AND 2003
(IN CANADIAN DOLLARS)

	2004 $	2003 $
ASSETS		
CURRENT ASSETS		
Cash	522,820	391,925
Accounts receivable **(Note 9)**	847,278	564,815
Inventories **(Note 4)**	851,964	685,017
Prepaid expenses	54,238	31,639
Future income tax assets **(Note 12)**	221,803	-
	2,498,103	1,673,396
PROPERTY PLANT AND EQUIPMENT (Note 5)	206,086	207,469
DEMONSTRATION INVENTORY (Note 2(b))	196,361	166,448
FUTURE INCOME TAX (Note 12)	122,752	244,678
	3,023,302	2,291,991
LIABILITIES		
CURRENT LIABILITIES		
Bank indebtedness **(Note 9)**	393,481	329,087
Accounts payable	499,782	319,618
Corporate taxes payable	18,625	-
Current portion of long-term debt **(Note 10)**	182,466	279,392
	1,094,354	928,097
LONG-TERM DEBT (Note 10)	87,100	272,900
	1,181,454	1,200,997
COMMITMENTS (Note 11)		
SUBSEQUENT EVENTS (Note 14)		
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 7)	2,419,905	2,367,265
DEFICIT	(578,057)	(1,276,271)
	1,841,848	1,090,994
	3,023,302	2,291,991

APPROVED BY THE DIRECTORS:

signed "James L. Swanson" **Director**

signed: "Terence A. Ibbetson" **Director**

- See Accompanying Notes -

CON-SPACE COMMUNICATIONS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

YEARS ENDED JUNE 30, 2004 AND 2003
(IN CANADIAN DOLLARS)

	2004 $	2003 $
SALES	5,529,547	4,787,117
COST OF SALES	2,930,775	2,468,988
GROSS PROFIT	2,598,772	2,318,129
EXPENSES		
Accounting and legal	37,728	30,663
Advertising, travel and tradeshows	202,643	149,457
Amortization	55,575	86,733
Automotive	58,392	64,638
Bank charges and interest	35,027	67,691
Foreign exchange loss (gain)	(9,700)	22,986
Insurance	98,990	53,956
Interest on long-term debt		
- regular	83,757	51,756
- additional **(Note 10)**	45,685	38,139
Investor relations	36,250	33,125
Management fees **(Note 8)**	199,668	162,276
Office, rent and miscellaneous	202,665	211,116
Regulatory and filing fees	25,324	23,189
Product development **(Note 6)**	130,791	93,845
Salaries, wages and benefits	779,591	642,624
	1,982,386	1,732,194
INCOME BEFORE INCOME TAXES	616,386	585,935
INCOME TAX RECOVERY (Note 12)	81,828	193,380
NET INCOME	698,214	779,315
DEFICIT, beginning of year	(1,276,271)	(2,055,586)
DEFICIT, end of year	(578,057)	(1,276,271)
EARNING PER SHARE:		
Weighted average 9,258,150 (2003 – 8,468,580) common shares	.08	.09
DILUTED EARNINGS PER SHARE:		
Diluted on 9,294,513 (2003– 8,802,962) common shares	.08	.09

- See Accompanying Notes -

CON-SPACE COMMUNICATIONS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED JUNE 30, 2004 AND 2003
(IN CANADIAN DOLLARS)

	2004 $	2003 $
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES		
Net income	698,214	779,315
Add non-cash items:		
Expenses settled through issuance of shares	-	10,000
Future income taxes	(99,877)	(193,380)
Amortization	55,575	86,733
	653,912	682,668
Net changes in non-cash operating accounts:		
Accounts receivable	(282,463)	(59,112)
Inventories	(166,448)	(132,294)
Prepaid expenses	(22,599)	(8,966)
Corporate taxes payable	18,625	-
Accounts payable	180,164	(164,847)
	381,191	317,449
INVESTING ACTIVITIES		
Acquisition of property plant and equipment	(54,193)	(55,027)
Demonstration inventory	(29,913)	(19,248)
	(84,106)	(74,275)
FINANCING ACTIVITIES		
Repayment of long-term debt	(283,224)	(192,232)
Shares issued for cash	52,640	273,479
	230,584)	81,247
INCREASE IN CASH	66,501	324,421
CASH (DEFICIENCY), beginning of year	62,838	(261,583)
CASH (DEFICIENCY), end of year	129,339	62,838
REPRESENTED BY:		
Cash	522,820	391,925
Bank indebtedness	(393,481)	(329,087)
	129,339	62,838
Supplementary information:		
Interest expense:		
- paid	116,138	86,091
- accrued	13,304	3,804

- See Accompanying Notes -

1. NATURE OF OPERATIONS

The Company is engaged in the development, manufacture and marketing of lines of industrial safety communications products for use in hazardous and confined spaces. Business is conducted through domestic and international divisions and subsidiaries. The Company supplies industry, government, fire departments, rescue teams and the military.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Principles of consolidation

These financial statements include the accounts of the Company and its wholly-owned subsidiaries, CON-SPACE TECHNOLOGIES INC., CON-SPACE COMMUNICATIONS INC., and CON-SPACE COMMUNICATIONS (U.K.) LTD. As at the report date, CON-SPACE TECHNOLOGIES INC. is inactive. All significant intercompany balances, revenue and expenditures have been eliminated.

b) Inventories

Inventories are recorded at the lower of cost or net realizable value. Cost is determined on the first-in, first-out basis. The Company uses certain inventory for demonstration purposes. Demonstration inventory is recorded at the lower of cost or net realizable value and has been reported on the balance sheet as a long-term asset.

c) Amortization of property plant and equipment

Amortization is provided at the following annual rates. (Except in the year of purchase in which the Company uses ½ the normal rate.)

Tools and test equipment	20% Declining balance
Furniture and equipment	20% Declining balance
Computer equipment	30% Declining balance
Software	30% Declining balance
Trademarks and licenses	Straight line over life of trademark and licenses
Leasehold improvements	Straight line over five years

d) Long-lived assets

The carrying value of long-lived assets, which includes property, plant and equipment and demonstration inventory, is reviewed for impairment whenever events or circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value is based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges are recorded in the period in which determination of impairment is made by management.

2. SIGNIFICANT ACCOUNTING POLICIES - CONT'D

e) Product development

Development costs for product that have not yet gone into commercial production, including allocations for related administration and overhead are recorded as period costs.

f) Foreign exchange

The Company's functional currency is the Canadian dollar.

Balance sheet items denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates in effect at the transaction rate for non-monetary items. Income statement items are translated at actual rates or average rates prevailing during the year. Currency exchange gains and losses are charged to income as realized. The operations of the Company's subsidiaries are considered to be integrated with that of the parent: accordingly, the financial statements of the subsidiaries have been translated into Canadian dollars using the temporal method as describe above.

g) Trademarks

The Company has registered trademarks in Canada and the United States consisting of ***CON-SPACE, Safety in Communication*** and the **CON-SPACE** logo. ***CON-SPACE*** has also been registered in Australia. The costs of registration have been capitalized and are being amortized over the expected life of the trademarks.

h) Cost of sales

Cost of sales includes materials, labor and overhead costs associated with the manufacture of the Company's products.

i) Earnings per share

Earnings per share is calculated using the weighted average number of shares outstanding during the year.

Diluted earnings per share is calculated using the treasury stock method, which assumes that any proceeds obtained upon exercise of options would be used to purchase common shares at average market price during the period.

j) Related party transactions

Related party transactions, including expenses paid to directors, officers or companies controlled by directors and officers, are recorded at their exchange amounts.

2. SIGNIFICANT ACCOUNTING POLICIES - CONT'D

k) Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities to the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to allocation of overhead and other indirect costs to cost of sales and inventory, the allocation of direct costs to research and development expense, the determination of impairment of assets and useful lives for depreciation and amortization, future income tax valuation allowance and the determination of fair value for stock-based awards and compensation. Financial results as determined by actual events could differ from those estimates.

l) Risk management

Currency risk
The Company's customers are primarily outside of Canada. The Company does not hedge its foreign currency exposure and accordingly may be at risk for foreign currency price fluctuations. As at the year end, approximately $315,500 of the cash balance was denominated in pounds sterling and held in the Company's UK subsidiary and approximately $270,000 of the cash balance was denominated in United States dollar. In addition, approximately $520,000 of the accounts receivable balance and $280,000 of the accounts payable balance is denominated in United States dollar and British Pound Sterling.

Credit risk
The Company is potentially exposed to concentration of credit risks as approximately 54% of sales are to 6 foreign customers. Credit risk is managed by dealing only with customers whose credit standing meet internally approved policies, and by ongoing monitoring of credit risk. As at the year end, the Company did not have significant concentrations of credit exposure to individual customers or related groups of customers.

Interest rate risk
The Company is potentially exposed to interest rate risk as the majority of short-term and long-term loans have floating interest rates. **(See Notes 9 and 10).**

m) Future income taxes

The liability method of tax allocation is used in accounting for income taxes. Under this method an enterprise would recognize a future income tax liability whenever recovery or settlement of the carrying amount of an asset or liability would result in future income tax outflows. Similarly, an enterprise would recognize a future income tax asset whenever recovery or settlement of the carrying amount of an asset or liability would generate future income tax reductions. In the case of unused tax losses, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax benefits is determined by reference to the likely realization of a future income tax reduction. **(Note 12).**

(IN CANADIAN DOLLARS)

2. SIGNIFICANT ACCOUNTING POLICIES - CONT'D

n) Stock-based compensation

The Company grants stock options to executive officers, directors, employees and consultants. The Company records all awards made using a fair value method. All awards to employees and non-employees are expensed in the period of granting, vesting or pricing revision.

The fair value of options and other stock based awards to employees or consultants, issued or altered in the period, are determined using the Black-Scholes option pricing model.

o) Revenue recognition

Product sales revenue is recognized upon shipment to outside customers.

3. FINANCIAL INSTRUMENTS

The fair values of the Company's cash, accounts receivable, bank indebtedness and accounts payable approximate their carrying amounts due to their immediate or short-term maturity.

The carrying amounts for long-term debts approximate fair values based on financing terms currently available to the Company on the measurement dates.

4. INVENTORIES

	2004 $	2003 $
Parts and supplies	346,422	291,938
Work in progress	254,715	178,319
Finished goods	250,827	214,760
	851,964	685,017

(See Note 9)

(IN CANADIAN DOLLARS)

5. CAPITAL ASSETS

	2004 $			2003 $
	Cost	Accumulated Amortization	Net	Net
Tools and test equipment	201,318	117,216	84,102	53,931
Furniture and equipment	116,430	94,218	22,212	23,593
Computer equipment	150,112	122,339	27,773	36,935
Software	72,789	53,642	19,147	27,353
Trademarks, patents and licenses	86,910	42,872	44,038	56,999
Leasehold improvements	43,856	35,042	8,814	8,658
	671,415	465,329	206,086	207,469

6. PRODUCT DEVELOPMENT COSTS

Product development was primarily for enhancements to existing lines. Accordingly, research and development costs as detailed below have been charged to current year operations.

	2004 $	2003 $
Administration	12,302	9,286
Labor	82,074	59,023
Safety approvals	36,415	25,536
	130,791	93,845

(IN CANADIAN DOLLARS)

7. SHARE CAPITAL

a) The authorized capital of the Company consists of 175,000,000 shares divided into:

i)	50,000,000	common shares without par value
ii)	20,000,000	second common shares without par value
iii)	5,000,000	Class "A" preferred shares with a par value of $0.001 per share
iv)	100,000,000	Class "B" preferred shares with a par value of $1.00 each

b) Issued

	2004		2003	
	# of Shares	$	# of Shares	$
Common				
Balance, beginning of year	9,109,980	2,367,265	8,189,980	2,083,786
Issued during year:				
Private placement i)				
- shares	-	-	530,000	176,288
- warrants (437,000)	-	-	-	51,012
Options ii)	376,000	52,640	350,000	49,000
Finance fee iii)	-	-	40,000	10,000
Share issue costs	-	-	-	(2,821)
	9,485,980	2,419,905	9,109,980	2,367,265

ii) During the year the Company issued 376,000 common shares at $0.14 per share from the exercise of stock options for total proceeds of $52,640.

2003:

i) The Company issued a total of 437,000 share units and 93,000 common shares in three private placements at varying prices for total gross proceeds of $227,300. Each share unit consisted of one common share and one share purchase warrant entitling the holder to acquire one additional common share at varying prices up to 24 months from the date the units were issued. Management has determined the fair value of the warrant component approximates 25% of the price of the share units; accordingly, $51,012 of the proceeds has been attributed to the warrants and shown as a separate component of share capital.

ii) The Company issued 350,000 common shares from the exercise of stock options.

iii) The Company issued 40,000 share to two directors for banking guarantee fees.

(IN CANADIAN DOLLARS)

7. SHARE CAPITAL – CONT'D

c) Director and employee stock options outstanding are as follows:

	Number of Options	Weighted average exercise price
Outstanding, beginning of year	376,000	$0.14
Options cancelled	-	
Options exercised	(376,000)	$0.14
Outstanding, end of year	-	

Under the Company's long-term incentive program, a rolling share option plan has been established enabling the board of directors to issue up to 10% of outstanding common shares to employees and service providers to the Company. The subscription price will be determined by the board and cannot be less than the allowable discount market price under the policies of the TSX Venture Exchange.

d) Share purchase warrants outstanding are as follows:

	Number of warrants	Weighted average exercise Price
Outstanding, beginning of year	437,000	0.66
Outstanding, end of year	437,000	0.66

Outstanding Warrants	Exercise Price	Expiry Date
237,000	1.00	March 19, 2005
200,000	0.45	February 25, 2005
437,000		

(IN CANADIAN DOLLARS)

7. SHARE CAPITAL – CONT'D

e) Escrow and restricted shares

2,650,000 common shares were held in escrow subject to release in accordance with the policies of the TSX Venture Exchange. As the Company is classified as a Tier 1 issuer, the relaease of escrow shares is as follows:

- 5% on December 20, 2002
- 20% on July 14, 2003
- 15% on January 8, 2004, July 8, 2004, January 8, 2005, July 8, 2005 and January 8, 2006.

During the year 927,500 (2003 – 132,500) shares held in escrow were released. As at the year end, 1,590,000 shares were held in escrow. **(Note 14).**

8. RELATED PARTY TRANSACTIONS

The Company approved and amended a management services agreement originally dated June 30, 1991 for the provision of management services. Under the terms of the amended agreement, the remuneration for management services increased to $20,000 per month (2003 - $15,000 per month) payable to Ridel Investments Ltd., a private company controlled by two directors. This agreement is subject to an annual review by the Board of Directors. Total management fees charged to income in the current year amount to $240,000 (2003 - $192,400) of which $15,000 remain payable as at the year end.

9. BANK INDEBTEDNESS

	2004	**2003**
	$	**$**
Bank indebtedness	393,481	329,087

Bank indebtedness consists of a $500,000 operating line of credit bearing interest at the bank's prime rate plus 1.375% and is secured by a general security agreement covering all assets of the Company, direct security covering inventory and accounts receivable and an assignment of insurance proceeds on certain assets.

(IN CANADIAN DOLLARS)

10. LONG-TERM DEBT

	2004 $	2003 $
Government of Canada: Western Economic Diversification The loan was repaid during the year.	-	60,392
Bank of Montreal: (See Note 9 for security information) Demand loan bearing interest at prime plus 1.5% monthly principal payments of $1,667 due October, 2004.	6,666	25,000
Business Development Bank of Canada: Term loan with principal repayments as follows: 12 monthly payments of $11,000 commencing July 23, 2004; 6 monthly payments of $12,000 commencing July 23, 2005; $15,100 on January 23, 2006. Interest is payable monthly at 2% above the bank's floating base rate.	219,100	339,100
Additional Interest: The Company is required to pay the bank monthly additional interest in the form of royalty on sales equal to 0.7745% of its gross consolidated sales beginning July 23, 1998.		
Term loan with principal repayments as follows: 6 payments of $7,300 commencing July 23, 2004. Interest on the outstanding principal is payable monthly at 4% above the bank's floating base rate. The loan is due in December, 2004.	43,800	127,800
Additional interest: The Company is required to pay the bank monthly additional interest in the form of royalty on sales equal to 0.0517% of gross consolidated sales. The additional interest is payable until December 23, 2004 or until the loan has been repaid		
The loans from the Business Development Bank of Canada are secured by a general security agreement over assets.		
	269,566	552,292
Less: current portion	182,466	279,392
	87,100	272,900

Estimated principal payments due in each of the next five years:	$
2005	182,466
2006	87,100
2007 and thereafter	-
	269,566

(IN CANADIAN DOLLARS)

11. COMMITMENTS

The Company has an operating lease commitment for office premises, requiring payments in each of the next five years as follows:

	$
2005	48,000
2006	48,000
2007	48,000

12. INCOME TAXES

The Company's income tax provision for the year is determined as follows:

	2004 $	2003 $
Earnings (loss) from operations	698,214	779,315
Estimated corporate tax rates	37%	37%
Expected income taxes	258,339	288,347
Application of prior year losses and deduction pools	(240,290)	(288,347)
Foreign income taxes (approximately 17%)	18,049	-
Future income tax (recovery) (see below)	(99,877)	(193,380)
Provision for future income tax recovery	(81,828)	(193,380)

(IN CANADIAN DOLLARS)

12. INCOME TAXES – CONT'D

The components of the Company's future income tax assets are as follows:

	2004 $	2003 $
Discretionary deductions carried forward	235,110	688,899
Tax value of assets in excess of book value	331,762	413,255
	566,872	1,102,154
Estimated corporate tax rates	37%	37%
	209,743	407,797
Tax credits available	134,812	111,320
Valuation allowance (2004 – 0% / 2003 – 50%)	-	(274,439)
Potential future income tax assets recognized	344,555	244,678

In the prior year, a valuation allowance of 50% of potential benefits of future income tax assets was recorded based on management's estimate of the likelihood of future profitability. During the current year, management revised their assessment of the likelihood of the Company realizing future tax pools against taxable income. Accordingly, the valuation allowance was reduced from 50% to 0%.

Of the total future income tax assets recognized, $221,803 (2003 - $0) is classified as part of current assets and $122,752 (2003 - $244,678) is classified as part of long-term assets.

CON-SPACE COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2003 AND 2002
(IN CANADIAN DOLLARS)

13. GEOGRAPHIC SEGMENTS

2004	Canada $	USA $	UK $	Elimination $	Consolidated $
Sales to customers outside the enterprise	1,695,831	2,528,591	1,305,125	-	5,529,547
Transfers between geographic segments	3,993,841	-	-	(3,993,841)	-
Total Revenue	5,689,672	2,528,591	1,305,125	(3,993,841)	5,529,547
Gross profit					2,598,772
General corporate expenses					1,982,386
Net income					698,214
Identifiable assets	1,599,607	935,661	488,034		3,023,302

2003	Canada $	USA $	UK $	Elimination $	Consolidated $
Sales to customers outside the enterprise	1,329,550	1,822,908	1,634,659	-	4,787,117
Transfers between geographic segments	2,684,935	-	-	(2,684,935)	-
Total Revenue	4,014,485	1,822,908	1,634659	(2,684,935)	4,787,117
Gross profit					2,318,129
General corporate expenses					1,732,194
Net income (loss)					779,315
Identifiable assets	1,181,296	667,250	443,445		2,291,991

14. SUBSEQUENT EVENTS

On July 8, 2004, 530,000 common shares held in escrow were released for trading. **(Note 7 (e)).**

Subsequent to the year end, a total of 10,000 warrants were exercised at $0.45 per share, for total proceeds of $4,500.

CON-SPACE COMMUNICATIONS LTD.

YEARS ENDED JUNE 30, 2004 AND 2003

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. See Financial Statements
2. See Financial Statements (Note 8)
3. a) See Financial Statements (Note 7)

   b) Options granted during the year: None.
4. a) See Financial Statements (Note 7)

   b) See Financial Statements (Note 7)

   c) See Financial Statements (Note 7)

   d) See Financial Statements (Note 7)
5. List of Directors:

   Terence A. Ibbetson
   James L. Swanson
   Vincent L. Ready
   Eric J. Harris
   Gordon E. Cook

CON-SPACE
COMMUNICATIONS
Safety in Communication®
www.con-space.com

FOURTH QUARTER NEWSLETTER & FINANCIAL REPORT

Volume 12, Issue 4, September 2004



CON-SPACE landed a repeat order in July of this year from the Georgia Emergency Management Agency (GEMA) for an additional six USAR Task Force Kits. These Kits designed by CON-SPACE were made primarily for Urban Search & Rescue Teams performing, Confined Space, High Angle and Structural Collapse rescue as well as Mass Decontamination.

LETTER FROM MANAGEMENT

Your management is pleased to report an excellent end to the fiscal year ended June 30, 2004. Sales increased during the fourth quarter by 63.2 percent over the $981,324 reported for the same period a year ago and the net profit increased by 1,051.2 percent compared to last year's fourth quarter net profit of $23,564.

Despite the decline in the US dollar and the generally flat economy, your Company continued its growth while increasing its overall strength. Quarterly net earnings grew by $0.03 to a year total of $0.08 per share for the year. Total assets closed at $3,023,000 compared to $2,292,000 a year earlier, an increase of 31.9 percent while long-term debts declined to $87,000 from $120,000.

New products were developed during the year and introduced to the market. As well, new designs of "Private Labeled" equipment were put into production for other companies, and many improvements were completed to enhance our unique line up of products. New customers, distributors, dealers and OEM (Original Equipment Manufacturers) joined the CON-SPACE family and more importantly, more lives were saved because of our equipment. Our future continues to look very strong and we expect continued growth in sales, products, customers, strength, and net profits during 2005.

Management is planning improvements in a number of areas to continue building the integrity, strength, and profits of CON-SPACE. The new corporate governance recommendations have been heartily embraced, with many enhancements being made to the operational standards of the employees, management, and directors. New efforts are being applied to future product development with the expansion of the engineering department plus, a new integrated accounting, manufacturing, inventory, multi-company, multi-currency accounting system has been selected and will be installed over the next six months. Continued relationship development with customers new and old, plus, an expanding program of communications and relationship development with our shareholders is also underway.

As stated last quarter, summaries of News Releases, addition of new customers and a financial summary are all standard inputs you will find enclosed herein. There is also a wealth of information about your Company located on the following websites:

- Annual Report mailing service by Precision IR - www.precisionIR.com
- News and Investor Relations Services by Agora - www.agoracom.com
- Bull Boards hosted by Agora. - www.agoracom.com
- News & Bull Boards by Stockhouse - www.stockhouse.com
- Independent analysis by:
  - www.qiscapital.com
  - www.fundamentalresearchcorp.com
- CON-SPACE Website
  - www.con-space.com

We invite you to stay informed and to contact us if you have questions. If we do not have your e-mail address (you are receiving this via post) please e-mail it to invest@con-space.com or to jswanson@con-space.com so that you can receive all our news when it happens.

We invite you to attend our next Annual General Meeting, November 10, 2004 at 3:00pm at the Best Western Abercorn Inn in Richmond.

Thank you for your continued support and we look forward to speaking with you in the near future.

Jim Swanson *Terry Ibbetson*

INSIDE THIS ISSUE

CON-SPACE Rescue Probe To Be Featured On The Discovery Channel

Although it happened over two years ago, the successful Quecreek Mine Rescue in Pennsylvania remains a hot topic in the media. After the nine miners trapped 240 feet below ground in the Quecreek mine were all rescued, there was a great sigh of relief from many, followed by press conferences announcing the good news, action taken by MSHA (the Mine Safety and Health Administration) to prevent future accidents and even a Disney feature that recreated the entire event in a made-for-TV-movie. Well, Quecreek just recently returned to television, as an educational documentary developed by Screaming Flea Productions, which, was featured on the Discovery Channel, Tuesday, September 21st, 2004 at 9 PM Pacific Time. We hope you were able to tune in.



As CON-SPACE was a vital participant in this rescue (having had its Rescue Probe at the site as well as CON-SPACE Rep, Rob Zaremski, who made initial voice contact with the miners, using the Probe) we were approached by Screaming Flea Productions to have the Probe used in their upcoming documentary. The Rescue Probe was a vital tool in the operation as it allowed rescuers above to determine all nine men were alive and ready for extraction. Therefore, the risk of sending another person 240 feet below ground to assess the victims was eliminated thanks to the communication device. We look forward to viewing this upcoming program and urge everyone involved with CON-SPACE to tune-in to the Discovery Channel and see our Rescue Probe in action!

CON-SPACE Lands A Repeat Order For Its Largest Product Worth $173,000

Early in July this year, CON-SPACE received an order for six of its USAR Taskforce Kits, currently the highest priced and largest Hardline Kit available. The six Kits comprise a total sale of approximately $173,000 USD.



The order was placed by Georgia's Emergency Management Agency (GEMA). This order is in addition to 2 previously ordered USAR Task Force Kits that were delivered to GEMA in March 2004. The first 2 Kits were distributed to the Cobb County and Houston County USAR Teams for use in the recent G8 economic summit in Atlanta, GA.

The Company is very pleased that GEMA chose the CON-SPACE flagship USAR Task Force Kits as their standard rescue communications platform. CON-SPACE's superior product allows a Team to configure their communications system for any conceivable technical rescue application, including victim location, confined space, high angle, shoring, tunneling, trench and Weapons of Mass Destruction decontamination. President, Mr. Terence A Ibbetson, stated, "Orders such as this one from GEMA, have contributed to making this year another stellar year for sales. What is even more encouraging is that we are starting to get a significant amount of re-orders from current clients, which is a testament to the superior quality of our products".

CON-SPACE An Entrepreneur Of The Year Finalist



CON-SPACE is pleased to announce that Mr. Terence A Ibbetson, President and Mr. James Swanson, Chairman have been selected as Award Finalists in the Manufacturing category for the 11th Annual Ernst & Young Entrepreneur of the Year program for the Pacific Region.

Of the 94 original nominees, the judges narrowed down the field to 34 deserving entrepreneurs in seven categories. It is a tremendous accomplishment to make the finalist selection.

Although at the conclusion, Mr. Ibbetson and Mr. Swanson did not win the award, they were nontheless delighted and proud to have been finalists among 34 other elected entrepreneurs of BC and to be featured in the September issue of BC Business magazine, and in The Vancouver Sun this Fall.

Chairman, Mr. James Swanson, stated, "It is truly a great honour to be nominated and to be selected as a finalist by such a reputable organization such as Ernst & Young. This nomination serves as a testament to the hard work and dedication put forth by the entire CON-SPACE team. Every member of our company has worked hard and this nomination is because of them and their dedication. Though we all definitely look forward to the final results in September we are truly proud just to be selected as one of the finalists."

CON-SPACE TO THE RESCUE ONCE AGAIN!



CON-SPACE Communications, is pleased to once again report the use of CON-SPACE equipment in a confined space rescue operation that resulted in the safe extraction of an individual trapped in a silo.

On August 28th, 2004 the London Fire Department Technical Rescue Team responded to an industrial silo rescue incident. Three workers had been working inside a 30 metre-high silo containing cement dust when one of the workers slipped into a void and became engulfed up to his waist in the dust. Due the nature of the incident, rescue operations took twelve hours to complete. The combine rescue efforts of several departments resulted in the successful rescue of the trapped worker.

Captain Mike Black of the London Fire Department stated, "The Con-space equipment that we purchased for our department was our most valued asset at this operation. The Con-space system greatly increased the safety and efficiency of our rescue operations"

CON-SPACE equipment continues to prove its worth in the field, where it really counts. The CON-SPACE hardline communication equipment has now been put to the test in a number of high profile confined space rescues with the outcome always the same; exceptional reliability and performance with critical contributions towards the saving of lives.

Captain Mike Black added, "Due to the contents of the silo, each rescuer was required to wear a full face-piece and air-line respirator with a scap-pak. Rescuers entering wore a throat mikes and ear speakers which were part of the CON-SPACE and I was able to maintain constant communication with them at all times during their entries. This constant communication allowed us to extend a rescuer's time in the silo without endangering him, which enabled us to complete the rescue in a shorter amount of time. I believe that this rescue would have resulted in a body recovery if it were not for our ability to maintain constant and reliable communications with the rescuer."

CON-SPACE Chairman, James L. Swanson, said, "Glowing endorsements from individuals such as Captain Mike Black of the London Fire Department go a long way towards solidifying CON-SPACE's position as a leader in our industry. While the true heroes here are Captain Mike Black and the rest of the individuals that put their lives on the line for this rescue operation, it is nice to know that CON-SPACE played a critical role ensuring the safety of all involved."

FOURTH QUARTER SALES COMPARISON


DOLLARS
1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004
FISCAL YEAR

NET EARNINGS PER SHARE


EARNINGS PER SHARE
0.150
0.100
0.050
0.000
0.050
0.100
0.150
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004
YEAR

NEW CUSTOMER LIST: During every quarter, every month, every week CON-SPACE adds new corporations and / or organizations to its list of customers. Here is a brief list of some of the customers added since June 1st, 2004. How many are near you?

INDUSTRY

COMPANY	Aircraft /Aerospace	Automotive	Chemical	Electronics	Food Processing	Government	Hazardous Materials	Homeland Security	Hydroelectric	Industrial	Law Enforcement	Manufacturing	Marine	Medical	Military	Mining	Petrochemical	Pharmaceuticals	Rescue	Safety	Technology	Transportation	Utilities
374 Ces/Cef	●																						
Air Canada	●																						
American Airlines	●																						
American Synthetic Rubber Corp										●													
Arlington Fd, VA																			●				
Ashtead Plant Fire Co.																			●				
Atlanta Fd																			●				
Bainbridge Public Safety																				●			
Bakersfield College, CA																				●			
Benicia Fd																			●				
Boeing Co, Delta Corner Ak	●																						
Brunswick Fd, GA																			●				
Ca Prison											●												
Camper & Nicholsons Yachting													●										
Canada Customs								●															
Cartersville Fd																			●				
Chattanooga Fd																			●				
Chicago Fd																			●				
City Of Berkley, CA						●																	
City Of Concord Fd, NH																			●				
City Of Orange Pfrd						●																	
City Of Salem Fd, OR																			●				
County Of Washoe						●																	
Creative innovators - India																				●			
Dale City Volunteer Fd																			●				
Def Dist San Joaquin															●								
Defense Rebuild Iraq															●								
Dept Of The Army															●								
Devens Fd, MA																			●				
Doa - Dpw Camp Casey															●								
Doha - Qatar						●																	
Dominion Virginia Power																							●
Fairwin Company - Taiwan										●													
Fema Rescue Teams																			●				
Robins Afb															●								
Fmc Chemical			●																				
Franklin, La, Dodaac															●								
General Physics Corp																					●		
Grand Coulee Dam									●														
Helmet Integrated Systems - UK																				●			
Hillcrest Hospital, Mayfield, OH														●									
Huntingdon Fd																			●				
Jackson Cnty						●																	
James City Fd																			●				
Kauai Fd, Hi																			●				
Kog Transport																						●	
Lycoming Cnty, Pa, Dept Of Public Safety																				●			
Madison Fd																			●				
Maui Fd, HI																			●				
Dept Of Military & Vets Affairs															●								
Mit Panama															●								
Moberly Fd																			●				
Montgomery Cnty, Em Mgr								●															
Muncie Fd, IN																			●				
Muskingham										●													
Nanaimo Fd, BC																			●				
Naples Fd, VA																			●				
Parkwood Hazmat							●																
Pfizer Ltd - High Bay Goods - UK																		●					
Port Huron Fd, MI																			●				
Queenstake Resources																●							
Reno Fd, Nv																			●				
San Antonio Water System																							●
San Bernardino Fd, Ca																			●				
Sca Packaging												●											
Seridan Ireland - Coolmine Industrial Estate										●													
South Jordan City						●																	
South Shore Fire & Safety																				●			
St Alexius Medical Center														●									
Stanley Co Fmo																							
Sumner County Em						●																	
Tecor - Portugal										●													
Town Of Hillsborough						●																	
Tri Valley Drilling Service																	●						
Trumbull Cont Hazmat Unit							●																
Union Tank Car		●																					
United Airlines	●																						
Urban Hart																			●				
U.S. Army Erdc															●								
U.S. Marines, Cherry Point															●								
U.S. Marines, Pendleton															●								
U.S. Navy, Fisc Trident Support															●								
U.S. Navy, Sasebo, Japan															●								
Uss De Wert Ffg															●								
Washington Demil															●								
West Jordan Fd, Ut																			●				
Western Taney Cnty Fd																			●				
Westinghouse - Anniston										●													

CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET	June 30 2004	June 30 2003
ASSETS		
Current Assets	$2,498,103	$1,673,396
Property, Plant & Equipment (Net Amortization)	206,086	207,469
Demo Inventory	196,361	166,448
Future Income Tax Recoveries	122,752	244,678
Total Assets	$3,023,302	$2,291,991
LIABILITIES AND SHAREHOLDERS		
Current Liabilities	$1,094,354	$928,097
Long Term Debt	87,100	272,900
Shareholders' Equity	1,841,848	1,090,994
Total Liabilities and Equity	$3,023,302	$2,291,991

CONSOLIDATED INCOME STATEMENTS	Twelve Months Period Ended June 30, 2004	Twelve Months Period Ended June 30, 2003
Sales	$5,529,547	$4,787,117
Cost of Goods Sold and Commissions	(2,930,775)	(2,468,988)
Operating Expenses	(1,982,386)	(1,732,194)
Operating Profit (Loss)	616,386	585,935
Income Tax Recovery	81,828	193,380
Net Profit	$698,214	$779,315
Net Profit (Loss) per Common Share	$0.08	$0.09

FINANCIAL RESULTS - FORTH QUARTER

The Company has set a new fourth quarter sales record with sales of $1,601,011 for Q4 2004 ended June 30, 2004, with resulting net profits of $271,273 or $0.03 per share. The record revenue represents a 63.2% increase over the $981,324 reported for the same quarter a year ago.

Annual sales concluded for the 12-months period (Q1-Q4) to June 30, 2004 ended at $5,529,547 a 15.5% increase in the 2003 total of $4,787,117. The fourth quarter helped set a new 12-month sales record for CON-SPACE and resulted in net profits of $698,214 or $0.08 per share.

In addition, the fourth quarter concluded with a backlog of approximately $350,000 due to some orders being received too late to be shipped during June and a number of orders that were delayed due to raw material and component delivery shortages. This backlog is expected to ship during the 1st quarter of fiscal 2005.

The Company has continued to invest for growth in response to continued sales growth and demand for CON-SPACE products internationally, as well as, anticipated growth and demand for the foreseeable future. The Company continues to invest in an infrastructure that will be capable of meeting and servicing such growth. For example, as announced on March 4, 2004, CON-SPACE has expanded its workforce from 31 to 37, representing an increase of 20%.

To this end, operating expenses (before depreciation and amortization) for the fourth quarter decreased by 5.5% to $524,593 compared to 2003's fourth quarter of $554,832. For the full year the operating expenses for fiscal 2004 ended June 30, 2004 closed at $1,926,811, up 17.1% from $1,645,461 one year earlier.

Net profit for the fourth quarter ending June 30, 2004, closed at $271,273, or $0.03 per share, compared to last year's fourth quarter net profit of $23,564 or $0.00 per share. Net profit for the full year was $698,214 or $0.08 per share, compared to 2003's net profit of $779,315 or $0.09 per share.

The Company has continued to invest a higher portion of our profits back into the business so that we could be prepared to reap the greater benefits of long-term accelerating growth. Nonetheless, CON-SPACE was still able to report 8 cents per share of net profit while building anticipatory capacity with a goal towards significantly higher profits and earnings per share.


CON-SPA

Shareholder Relations
James L. Swanson
Chairman
Gloria Gordon
Controller

Investor Relations
Tel: (604) 244-9323
Tel: (800) 755-2528

Stock Transfer Agent
CIBC Melon Trust Company
1066 West Hastings
Ste. 1600 West Hastings
Vancouver, B.C. V6E 3X1

Corporate Head Office
505-5600 Parkwood Way
Richmond, B.C. V6V 2M2
Telephone: (604) 244-9323
(800) 546-3405
Fax: (604) 270-2138
(800) 546-3410

Directors
James L. Swanson
Chairman
Terence A. Ibbetson
President
Eric J. Harris
Director
Vincent L. Ready
Director
Gordon E. Cook
Director

Trading Symbol CCB
Listed on the TSX Venture Exchange
U.S. Sec 12(g) Exemption No. 82-3378
Listed in Standard & Poor's

Website: www.con-space.com

Email: info@con-space.com
invest@con-space.com
sales@con-space.com



CON-SPACE ADDS NEW MILITARY SECTION TO WEBSITE

Among other recent upgrades to the CON-SPACE website, the most noteworthy would be the newly added Military Section. As CON-SPACE is a large supplier of two-way voice communication equipment to the U.S., as well as other International military organizations including the British Army, developing this new online category was an absolute must for the Firm.

The new Military Section provides a detailed overview of CON-SPACE products and their various applications throughout numerous military activities. As the site shows, a Military base itself is virtually the smaller equivalent of any regional district or township and as such contains the same hazardous work areas as a small town or big city. These include confined spaces, airports and aircraft hangars, naval shipyards, chemical facilities and much more. On top of that, the site also shows the military applications for CON-SPACE products outside the base, in the field during live training exercises or in actual missions within different environments throughout the world.

This new Military Section is just one of the many online based projects for CON-SPACE and we will soon be doing further upgrades to improve the site's capabilities and effectiveness.

HOW TO STAY IN TOUCH

May we send our News Releases directly to you? Please send your e-mail address to: jswanson@con-space.com

If you would like to speak to our Chairman directly please call Jim Swanson at: (800) 755-2528 or (604) 244-9323

You may also visit us online at:
www.con-space.com

ANNUAL GENERAL MEETING
November 10, 2004, at 3:00 p.m
Abercorn Inn Best Western
9260 Bridgeport Road
Richmond, B.C., V6X 1S2
Everyone Welcome!